April 29, 2019

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
92150 Suresnes, France

       Re: Talend S.A.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 19, 2019
           File No. 001-37825

Dear Mr. Tuchen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Proposal Nos. 15 to 19 concern financial authorizations that would permit you to issue a material amount of debt securities. You, however, do not provide the information required by Item 11(e) of Schedule 14A. Please disclose or incorporate by reference Item
      13(a) information, or tell us why you believe this information is not material. Refer to
      Item 11 and Item 13 of Schedule 14A.
2. Proposal No. 20 indicates that the 2019 Free Share Plan has not yet been authorized by your shareholders. Please disclose the information required by Item 10(a)
      of Schedule 14A, or tell us why you believe this information is not required. Refer to
      Item 10 and Note A of Schedule 14A.
 Michael Tuchen
Talend S.A.
April 29, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence,
Folake Ayoola, Special Counsel at (202) 551-3673 with any questions.



                                                           Sincerely,

FirstName LastNameMichael Tuchen                           Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameTalend S.A.
                                                           and Services
April 29, 2019 Page 2
cc:       Andrew D. Hoffman
FirstName LastName